THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

April 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Family Variable Account II
Post-Effective Amendment No. 13 to Registration
Statement on Form N-4 (File Nos. 333-45592/811-10121)

Commissioners:

On behalf of American Family Life Insurance Company (“American Family” or the “Company”) and American Family Variable Account II (the “Account”), we have attached for filing Post-Effective Amendment No. 13 (the “Amendment”) to the Account’s registration statement on Form N-4 for the American Family Variable Annuity Contract (the “Contract”).

The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, primarily for purposes of responding to comments made by the staff of the Securities and Exchange Commission (“SEC staff “) on Post-Effective Amendment No. 12 to the Account’s registration statement, updating certain financial information and making routine and clarifying changes. As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).

The following paragraphs provide the Company’s response to the SEC staff’s comments received by counsel for the Company in a telephone call on April 7, 2011. Each of the SEC staff’s comments is set forth in full below, and is followed by the Company’s response.

1.	General Comment. When filing post-effective amendments on the EDGAR system, please reflect all changes from the prior filing in the current filing with appropriate “R” tags pursuant to Rule 472 under the Securities Act of 1933.

Response: The Company has complied with the SEC staff’s comment.

U.S. Securities and Exchange Commission

April 28, 2011

2.	Annual Portfolio Operating Expenses Table, page 11. Please remove footnote four from the Annual Portfolio Operating Expenses Table as such information would not be permissible under Item 3 to Form N-1A.

Response: American Family disagrees with the SEC staff’s comment. Specifically, although Instruction 3.(e) to Item 3 of Form N-1A requires that an expense reimbursement or fee waiver arrangement be in place for at least one year from the effective date of the fund’s registration statement for the expense reimbursement or fee waiver arrangement to be reflected in the body of the fee table, neither Instruction 3.(e) nor any other requirement or Instruction under Item 3 prevents the disclosure of a voluntary expense reimbursement or fee waiver arrangement in a footnote to the fee table. On the contrary, in a letter addressed to Craig S. Tyle, Esq., General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, SEC’s Division of Investment Management, dated October 2, 1998 (the “1998 Letter”), in discussing the disclosure of expense reimbursement and fee waiver arrangements in mutual fund fee tables, the SEC staff specifically noted that voluntary expense reimbursement or fee waiver arrangements could be disclosed in a footnote to the fee table. See 1998 Letter, Response to Question 6. For these reasons, the Company respectfully declines to comply with the SEC staff’s comment.

3.	Cover Page. Please revise the cover page to note that there are 11 funding choices and 10 variable sub-accounts. Please make corresponding changes to the prospectus.

Response: The Company has complied with the SEC staff’s comment.

4.	Glossary, page 4. Under the definition of Income Payments, please capitalize the terms “Proceeds” and “Death Benefits” as they are defined terms.

Response: The terms “Proceeds” and “Death Benefits” have been capitalized, as requested.

5.	Transfers, pages 7 and 22. Please note that as a result of the restrictions on transfers out of the Fixed Account, it may take a substantial amount of time to move account value out of the Fixed Account to the variable investment options.

Response: In response to the SEC staff’s comment, the Company has revised the third bullet under the “Transfers” section on page 7 of the prospectus to read as follows:

“You may not transfer more than the greater of 25% of the Accumulation Value in the Fixed Account as of the date of transfer, or the amount transferred from the Fixed Account during the preceding year. If such transfer causes the Accumulation Value in the Fixed Account to fall below $1,000, We will transfer the full Accumulation Value. Because of the limits on the amount of Accumulation Value that may be transferred from

U.S. Securities and Exchange Commission

April 28, 2011

the Fixed Account at any one time, it may take a number of years to transfer all of the Accumulation Value in the Fixed Account.”

The Company has also added the following sentence to the end of the second bullet under the “Transfers from the Fixed Account” section on page 22 of the prospectus. “Because of the limits on the amount of Accumulation Value that may be transferred from the Fixed Account at any one time, it may take a number of years to transfer all of the Accumulation Value in the Fixed Account.”

6.	Planned Premium Payments, page 19. In the second to the last paragraph under the “Planned Premium Payments” section of the prospectus, please remove the term “premium payment” from the last sentence.

Response: The Company has complied with the SEC staff’s comment.

7.	Transfers Between Investment Options, page 22. Please revise the first sentence in the third bullet under the “Transfers Between Investment Options” section of the prospectus to note that unlimited transfers would be subject to market timing restrictions.

Response: In response to the SEC staff comment, the Company has revised the first sentence in the third bullet under the “Transfers Between Investment Options” section of the prospectus to read as follows:

“You may transfer amounts among the Subaccounts an unlimited number of times in a Contract year, subject to Our limitations on frequent transfer activity and portfolio limitations on the frequent purchase and redemption of shares.”

8.	Minimum Death Benefit, page 29. With regard to the second bullet under the “Death Benefit Payable” section, when calculating the minimum death benefit, please confirm that the reduction for partial surrenders is on a dollar for dollar basis. If not, please explain how the reduction is calculated and provide an example.

Response: The Company confirms that when calculating the minimum death benefit any reduction for partial surrenders would be on a dollar for dollar basis.

9.	Settlement Options, page 34. Please clarify that the minimum interest rate credited on the retained asset account may be less than the minimum interest rate guaranteed under the Fixed Account.

Response: In response to the SEC staff comment, the Company has added the following two sentences to the end of the third paragraph under the “Settlement Options” section of the prospectus:

U.S. Securities and Exchange Commission

April 28, 2011

“Depending upon the Issue Date of the Contract, the minimum rate of interest We would credit on Proceeds in the Retained Asset Account may be lower than the minimum guaranteed rate of interest We would credit on amounts in the Fixed Account. For more information on the rate of interest We credit on Proceeds in the Retained Asset Account, please contact Us at 1-800-MYAMFAM (1-800-692-6326).”

10.	Installment Refund, page 35. Please capitalize the terms “Proceeds” and “Death Benefits” as they are defined terms.

Response: The terms “Proceeds” and “Death Benefits” have been capitalized, as requested.

11.	Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

U.S. Securities and Exchange Commission

April 28, 2011

Response: The Company has provided the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence to the Amendment.

*        *        *

We believe that the Amendment is complete and responds to all SEC staff comments. If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at (202) 383-0118. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Thomas E. Bisset
Thomas E. Bisset

cc:	Michael Kosoff, Esq.
Rose Detmer, Esq.